PARAMOUNT RESOURCES LTD.

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES ACQUISITION OF REDCLIFFE EXPLORATION INC. SHARES

Calgary, Alberta (July 21, 2009) – On July 20, 2009, Paramount Resources Ltd. (TSX:POU) ("Paramount") acquired ownership and control of an additional 10,300,000 Class A shares of Redcliffe Exploration Inc. ("Redcliffe"), representing approximately 9.34% of Redcliffe's outstanding Class A shares after giving effect to the closing of its short form prospectus offering from treasury of 14,000,000 Class A shares on July 20, 2009 (the “Offering”).  Prior to July 20, 2009, Paramount and Clayton H. Riddell, Paramount’s controlling shareholder, owned and controlled an aggregate of 6,873,500 Class A shares of Redcliffe representing approximately 7.14% of Redcliffe's outstanding Class A shares prior to giving effect to the Offering.  In aggregate, Paramount and Clayton H. Riddell own 17,173,500 Class A shares of Redcliffe representing approximately 15.57% of Redcliffe's outstanding Class A shares after giving effect to the Offering.

The 10,300,000 Class A shares of Redcliffe were acquired by Paramount at a price of $0.25 per share under the Offering for total consideration of $2,575,000.

The acquisition by Paramount was made for investment purposes.  Paramount may in the future increase or decrease its holdings in Redcliffe depending on market conditions or other relevant factors.  This news release is being issued pursuant to securities legislation in each province of Canada and will be filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) with the report required under National Instrument 62-103.  The issuance of this news release is not an admission that Clayton H. Riddell is a joint actor with Paramount.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information or to obtain a copy of the report, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888  3rd Street SW

Calgary, Alberta T2P 5C5

Phone: (403) 290-3600

Fax:     (403) 262-7994